UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Los Redondos, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    April 24, 2019

Physical address of issuer
1826 19th Street, Boulder, Colorado 80302

Website of issuer
https://growithjane.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
June 29, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	April – December 2019
Total Assets	$62,672.73
Cash & Cash Equivalents	$62,672.73
Accounts Receivable	$0.00
Short-term Debt	$0.00
Long-term Debt	$150,000.00
Revenues/Sales	$2,610.46
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Income	-$117,427.27

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 7, 2020

FORM C/A

Up to $107,000.00

Los Redondos, Inc.



Explanatory Note

Los Redondos, Inc., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on March 23, 2020. A previous amendment was filed on March 25, 2020 to update the user traction metrics to reflect monthly active users. This amendment is filed to extend the offering end date to June 29, 2020.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Los Redondos, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*".   In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion.   The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$107,000.00	$5,350.00	$101,650.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://growithjane.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is May 7, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

MV TO UPDATE, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://growithjane.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Los Redondos, Inc. (the "Company") is a Delaware corporation, formed on April 24, 2019. Before its incorporation, the business was formerly operating under the name of Jane S.A., an Argentinian corporation organized on November 14, 2018. The Company is currently conducting business under the brand name of Grow With Jane.

The Company's office in the United States is located at 1826 19ᵗʰ Street in Boulder, Colorado 80302.

The Company's website is https://growithjane.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Grow With Jane is a mobile application that was created to help both novice and experienced cannabis growers cultivate their own cannabis plants. It provides users with a journal and a calendar, allowing them to track their growing progress and follow a detailed schedule. The app reminds users when to perform tasks such as watering, adding bug repellant, and trimming. Additionally, the app provides users with a 'GrowLog' to display all the information collected on the plants throughout the growth process including pictures, methods used, equipment, and how users fixed any problems. Users can share their GrowLog with other users. GrowLogs can also be made public, allowing visitors to the site to learn how some users are growing their plants.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	June 29, 2020
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

10

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on April 24, 2019. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently generates a low amount of sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our marketing and development strategies any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Some of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize said products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the

likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Daniel Kim (CMO), Roque Terrani (CTO), Gaston Lozano (CPM), and Nicolas Botti Salici (CEO) of the Company. The Company has or intends to enter into employment agreements with Daniel Kim, Roque Terrani, Gaston Lozano, and Nicolas Botti Salici although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Daniel Kim, Roque Terrani, Gaston Lozano, and Nicolas Botti Salici or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Daniel Kim, Roque Terrani, Gaston Lozano, and Nicolas Botti Salici in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Daniel Kim, Roque Terrani, Gaston Lozano, and Nicolas Botti Salici die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.
Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.
Because marijuana is federally illegal, investing in cannabis businesses could be found to violate the Controlled Substances Act. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment and other goods, could be subject to asset forfeiture.

The SEC is monitoring the cannabis industry and may halt or prevent this Offering or sale of our securities due to the bad acts of others.
On September 5, 2018, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies in 2014 and cited seven enforcement actions taken against marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Assets leased to cannabis businesses may be forfeited to the federal government.

Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, we may lose all of our assets.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand;
- shifts in geographic concentration of customers, supplies and labor pools; and
- seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry experience high employee attrition. A high attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, and end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Currently, our revenues are generated primarily from subscriptions paid by cannabis home growers. Demand for our services tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients, including both our app users and cannabis brands with which we intend to develop businesses in the short term. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. On some occasions, this pricing pressure results in lower revenue from a client than we have anticipated based on our previous agreement with that client. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we will perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we will take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Political unrest in many other countries may be a factor that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with cannabis brands that helps cannabis brands improve, promote and sell their products. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our future agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We project to generate substantial revenues from advertising. The loss of marketers, or reduction in spending by marketers, could seriously harm our business.

A significant amount of our revenue is projected to be generated from third parties advertising, particularly by cannabis brands. As is common in the industry, marketers generally do not have long-term advertising commitments with digital service providers. In addition, marketers may view some of our products as experimental and unproven. Marketers will not continue to do business with us, or they will reduce the prices they are willing to pay to advertise with us or the budgets they are willing to commit to us, if we do not deliver ads in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives.

Advertising of CBD-infused products is subject to regulatory risks.

We plan to sell advertising space to cannabis brands to increase our revenues and improve our financial conditions. However, advertising and promoting of CBD-infused products is subject to risks associated with the federal government's and state and local governments' evolving regulation of hemp, hemp oil, CBDs, and CBD-infused products. Currently, the sale of most

CBD-infused products without FDA approval is illegal. In deference to the FDA's position, various states and municipalities have similarly declared that the sale of certain CBD-infused products is illegal. There can be no guarantee that this regulatory stance concerning CBDs will be resolved favorably to the CBD products industry. Aggressive law enforcement against the CBD industry by federal, state or local authorities and agencies could have a material adverse effect upon our Company. There is no assurance that one or more federal agencies, such as the US Food and Drug Administration (the "FDA"), or state and local governments will not attempt to impose rules, regulations, moratoriums, prohibitions, or other restrictions or impediments upon sales of CBD-infused products. Such regulatory restrictions on sales of cannabis-related products may have adversely impact our future advertising revenues, financial conditions, and results of operations.

Action by governments to restrict access to our products and services in the United States and other countries could substantially harm our business and financial results.
It is possible that governments of one or more countries may seek to censor content available on our products in their country, restrict access to our products from their country entirely, or impose other restrictions that may affect the accessibility of our products in their country for an extended period or indefinitely. In addition, government authorities may seek to restrict access to our products if they consider us to be in violation of their laws. In the event that content shown on our products is subject to censorship, access to our products is restricted, in whole or in part, in one or more countries, or other restrictions are imposed on our products, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be adversely affected.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, competition, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy, data protection, and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, personal information, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive transnational data that is critical to our operations, including data relating to users, customers, or partners outside the United States, and those laws and regulations are uncertain and subject to change. Some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. If we are unable to transfer personal data between and among countries and regions in which we operate, we could affect the manner in which we provide our services or adversely affect our financial results. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, we rely heavily on our component suppliers, such as Google Inc, to provide us with components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the

signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products may utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 91.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities

are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Grow With Jane is a mobile application that was created to help both novice and experienced cannabis growers cultivate their own cannabis plants. It provides users with a journal and a calendar, allowing them to track their growing progress and follow a detailed schedule. The app reminds users when to perform tasks such as watering, adding bug repellant, and trimming. Additionally, the app provides users with a 'GrowLog' to display all the information collected on the plants throughout the growth process including pictures, methods used, equipment, and how users fixed any problems. Users can share their GrowLog with other users. GrowLogs can also be made public, allowing visitors to the site to learn how some users are growing their plants.

Business Plan

We provide a solution to integrate both the cannabis home growers and cannabis brands under the same roof. We currently generate substantially all of our revenues from our subscription services. Following this stage, we aim to work with brands and advertisers to generate value not only to growers but also to brands and producers of fertilizers, pesticides, lights, tents and every other component of the grower's tools to develop his activities. Finally, we are developing a social network for home growers. Currently, Grow With Jane operates with a freemium business model. Members can access basic features, such as journals and calendars, for free. However, premium features require a monthly subscription. Pricing for Grow With Jane is currently $7.49 per month or $34.99 for a year. As it moves toward a more robust product offering, it plans to roll out three different pricing plans including:

• Learning Bundle: $7.49 per month or $34.99 per year
      o Prioritized Support
      o Text and video content
      o Expert mentors
• Planning Bundle: $7.49 per month or $34.99 per year

o Advanced planning features
o Exclusive grow recipes
• Expert Bundle: $7.49 per month or $34.99 per year
o Detailed graphs and statistics
o Growing certificates
• Full package: $17.99 per month or an annual price still to be determined
o Includes all the features listed above

The three tiers of subscriptions (learning, planning, and expert) were built based on member backgrounds and preferences. Grow With Jane polled current members and found 50% of its users to be novices (suited for the learning bundle), 35% to be intermediate (suited for the planning bundle), and 15% to be experts (suited for the analysis bundle). Pricing is subject to change as the company conducts more testing. Eventually, we would also like to offer advertising space to cannabis brands.

Grow With Jane also offers a variety of merchandise items for sale through its website. Items include clothing, bags, and hats. Pricing for these items range from $8.99 to $30.99.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Grow With Jane App	Journal and calendar app with subscriptions to keep track of the growth of cannabis plants.	Cannabis home growers.

We are developing a niche social network for cannabis home growers and a brand advertisement platform for cannabis products aimed towards consumers or home growers.

Our products are offered in more than 5 countries and territories around the world, primarily through the Apple Store and Google Play Store.

Competition

The Company's primary competitors are GrowBuddy, GrowDiaries, and GrowWeedEasy.

We compete most directly with other journals and diaries aimed at cannabis home growers. We also compete with traditional methods of journaling and tracking, such as excel sheets, whiteboards, and even pen and paper. Demonstrating the quality and value of our products is a critical factor for the success of our company.

Customer Base

Our primary consumers are cannabis home growers.

Intellectual Property

The Company does not currently have any intellectual property. Based upon the founders' IP assignment agreements with the Company, the Company shall own intellectual property rights in connection with the app, including the copyright of the app's proprietary codes, trade dress of the app, and trade secrets generated in offering its products and services.

Predecessor company Jane S.A. was originally formed in Argentina in November 2018. In April 2019, the Company incorporated in the United States in the state of Delaware as Los Redondos, Inc. While the Company was participating in the CanopyBoulder accelerator program, its team relocated to Colorado, U.S. Following the completion of the program, the team relocated back to Buenos Aires, Argentina. Due to laws in Argentina regarding foreign corporations operating in the country, all Los Redondos, Inc. employees are currently working for Jane S.A. while in Argentina until Los Redondos, Inc. can complete the purchase of Jane S.A. Until that process is completed, all founders and the entity of Jane S.A. itself have assigned all current and future intellectual property to Los Redondos, Inc.

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations in the United States and other jurisdictions where we conduct business, including changes in regulations of cannabis use and cultivation, digital services, accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risks.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal office address is 1826 19th Street in Boulder, Colorado 80302.

The Company has another office at Soler 5692, Office 401 in Buenos Aires, Argentina.

The Company conducts business in the United States and Argentina. Its product offerings currently reach users in more than 5 countries and territories around the world.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	38.00%	$9,500	38.00%	$40,660
Research and Development	33.00%	$8,250	33.00%	$35,310
General Working Capital	24.00%	$6,000	24.00%	$25,680
Intermediary Fees	5.00%	$1,250	5.00%	$5,350
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

* The Use of Proceeds chart is not inclusive of fees paid for use of the Form C iDisclose generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company has the discretion to alter the use of proceeds based on general economic conditions, or a change in business needs. It will prioritize core operating expenses over marketing expenses, if needed.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nicolas Botti Salici

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director and Chief Executive Officer, April 2019 - Present. As CEO, Nicolas is in charge of business partnerships and user analytics, where he learns from users on what the company needs to do to improve its software. Nicolas holds an undergraduate degree in business from Universidad Argentina de la Empresa (UADE).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

IT Consultant, Giux S.A. (July 2013 - May 2019) As an IT consultant at Giux S.A., Nicolas was responsible for developing IT infrastructure and operations for clients in the banking and insurance industries.

Name

Gaston Lozano

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Product Manager, (April 2019 - Present). As CPM, Gaston is responsible for developing the Grow With Jane app and adding product features which enhance the overall product.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Magento Specialist Freelancer (October 2012 - May 2019) As a Magento specialist freelancer, Gaston was responsible for consulting, backend and frontend customizations, extension development, API interactions, and integration setup for clients using Magento.

Tech Lead, Canal Encuentro (November 2016 - March 2017) As a tech lead at Canal Encuentro, Gaston was responsible for design and prototype projects within a web app.

Gaston studied systems engineering at the Universidad Tecnologica Nacional in Argentina.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in Buenos Aires, Argentina.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Daniel Kim	Marketing Lead and Co-Founder	April 24, 2019	N/A
Roque Terrani	Technical Lead and Co-Founder	April 24, 2019	N/A
Gaston Lozano	Product Lead and Co-Founder	April 24, 2019	N/A
Nicolas Botti Salici	Company Lead and Co-Founder	April 24, 2019	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	5,000,000
Amount outstanding	1,095,890
Voting Rights	Standard voting rights. Each share is entitled to one vote.
Anti-Dilution Rights	95,890 of the common shares, representing 8.75% of the company's current capitalization, is subject to anti-dilution rights until immediately prior to a qualified equity financing event in which the company raises more than $250,000.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

What other exempt offerings has the Company conducted within the past three years?

Type of security	Convertible Notes
Date of offering	September 27, 2019
Exemption relied upon	Section 4(a)(2)
Amount outstanding	$25,000.00
Interest rate and payment schedule	Accrues interest at 8% per annum.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	September 27, 2022
Other material terms	Maturity date is three years from the initial closing of this round of financing. This note automatically converts following a Qualified Equity Financing of at least $500,000. The note converts at a conversion price equal to the lesser of 80% of the price per Equity Security paid by the investors purchasing the Equity Securities in the Qualified Financing or, the price per Equity Security based on a pre-money valuation of the Company of $ 2,500,000 on a fully-diluted basis, but excluding the effects of the conversion of convertible debt, Simple Agreements for Future Equity, or other similar convertible securities and excluding any conversion discounts.
Use of proceeds	Marketing, product development, and operational costs

Type of debt	Convertible Notes
Date of offering	10/24/2019
Exemption relied upon	Section 4(a)(2)
Amount outstanding	$25,000.00
Interest rate and payment schedule	Accrues interest at 8% per annum.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	September 27, 2022
Other material terms	Maturity date is three years from the initial closing of this round of financing. This note automatically converts following a Qualified Equity Financing of at least $500,000. The note converts at a conversion price equal to the lesser of 80% of the price per Equity Security paid by the investors purchasing the Equity Securities in the Qualified Financing or, the price per Equity Security based on a pre-money valuation of the Company of $2,500,000 on a fully-diluted basis, but excluding the effects of the conversion of convertible debt, Simple Agreements for Future Equity, or other similar convertible securities and excluding any conversion discounts.
Use of proceeds	Marketing, operational costs, and product development

Type of security	Convertible Notes
Date of offering	6/20/2019
Exemption relied upon	Section 4(a)(2)
Amount outstanding	$100,000.00
Interest rate and payment schedule	Accrues interest at 8% per annum.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	June 26, 2021
Other material terms	This note automatically converts following a Qualified Equity Financing of at least $250,000. The note converts at a conversion price equal to the lesser of 80% of the price per Equity Security paid by the Investors purchasing the Equity Securities, or the price per Equity Security obtained by dividing $2,500,000 by the Company's fully diluted number of equity securities calculated immediately prior to the initial closing of the Qualified Financing, but excluding the effects of the conversion of any outstanding indebtedness and excluding the Discount.
Use of proceeds	Marketing, operational costs, and product development

Please refer to the convertible notes information for a description of material indebtedness of the Company.

Ownership

A majority of the Company is owned by a few people and entities. Those people and entities are: Nicolás Botti Salici, Gaston Adrian Lozano, Daniel Kim, Roque Terrani, and CB5, LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Nicolas Botti Salici	22.8%
Roque Terrani	22.8%
Gaston Adrian Lozano	22.8%
Daniel Kim	22.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

The company began operations in April 2019 and has not yet filed any tax returns.

Operations

We are an early-stage company and we generate substantially all of our revenues from our subscription services attached to our mobile app for premium features provided under a freemium business model. Our primary expenses consist of administrative expenses, operation expenditures, marketing expenditures, and R&D expenditures. Since the launch of our Freemium model through January 2020, we have generated approximately $3,513 in revenue.

The Company will seek profitability in the next 12 months by improving its offering for its freemium services and adding advertisement options for companies to promote products or services targeting our user base.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity. As of February 29, 2020, we had $28,473 in cash on hand which will be augmented by the offering proceeds and will be used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: The company has received funding from two angel investors as well as from CanopyBoulder (CB5) as part of its accelerator program.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in 2020.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000.00 in principal amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 29, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank and Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary.   The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Shares, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Note in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$2,500,000.00 ($2.5 million) or $2,000,000.00 ($2 million) (See conversion price below.)

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Shares following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Shares issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:
   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;
   ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal:

a. Investors that purchase the first Twenty-Five Thousand (25,000) Crowd Notes and thereby fund the first Twenty-Five Thousand Dollars ($25,000) will receive Crowd Notes with a conversion provision based on a $2,000,000 ($2 million) valuation cap instead of $2,500,000 ($2.5 million) valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) 80% of the price per share paid for Preferred Shares by investors in the Qualified Equity

Financing or (B) the price per share based on a $2,000,000 ($2 million) valuation cap (instead of $2.5 million);

b. Investors thereafter will convert their Crowd Note at a Conversion Price of the lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap of $2,500,000 by (2) the fully-diluted capitalization of the Company immediately prior to the closing of the Qualified Equity Financing.

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

   i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

   ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:
   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),
   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or
   iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change

the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Board to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Related Person/Entity	Nicolás Botti Salici, Gaston Adrian Lozano, Daniel Kim, and Roque Terrani
Relationship to the Company	Director, officers, and beneficial owners of more than 10% of the Company's outstanding voting equity securities.
Total amount of money involved	$0
Benefits or compensation received by related person	Each received 250,000 shares of the Common Stock of the Company.
Benefits or compensation received by Company	All intellectual property rights associated with Los Redondos, Inc. created and produced by the related persons.
Description of the transaction	Each of the Company's founders (Nicolás Botti Salici, Gaston Adrian Lozano, Daniel Kim, and Roque Terrani) signed an Intellectual Property Assignment Agreement with the Company to assign all of their current and future intellectual property in connection with the business of Los Redondos, Inc. to the Company, in exchange for 250,000 shares of the Common Stock of the Company.

Current Business Dealings

Related Person/Entity	Jane S.A.
Relationship to the Company	Jane S.A. is wholly-owned by shareholders of the Company representing 91.25% of the company's common stock outstanding.
Total amount of money involved	$0
Benefits or compensation received by related person	Jane S.A. is the entity under which employees of Los Redondos, Inc. work in Argentina.
Benefits or compensation received by Company	Los Redondos, Inc. is the transferee and assignee of all rights, titles, interests in, and all intellectual property of Jane S.A.
Description of the transaction	Jane S.A. was originally formed in Argentina in November 2018. In April 2019, we incorporated in the United States in the state of Delaware. While the Company was participating in the CanopyBoulder accelerator program, its team relocated to Colorado, U.S. Following the completion of the program, the team relocated back to Buenos Aires, Argentina. Due to laws in Argentina regarding foreign corporations operating in the country, all Los Redondos, Inc. employees are currently working for Jane S.A. while in Argentina until Los Redondos, Inc. can complete the purchase of Jane S.A. Until that process is completed, all founders and the entity of Jane S.A. itself have assigned all current and future intellectual property to Los Redondos, Inc.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicolas Botti Salici
(Signature)

Nicolas Botti Salici
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Nicolas Botti Salici
(Signature)

Nicolas Botti Salici
(Name)

CEO
(Title)

May 7, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Nicolas Botti Salici, being the founder of Los Redondos, Inc. (the "Company"), hereby certifies as of this [Date?] that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet for the period April 24, 2019 to October 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the same period, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Nicolas Botti Salici
(Signature)

Nicolas Botti Salici
(Name)

CEO
(Title)

May 7, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck

EXHIBIT A
Financial Statements

Los Redondos, Inc

BALANCE SHEET

As of December 31, 2019

	JAN - DEC 2019
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	100.00
WF Checking 8938	62,572.73
Total Bank Accounts	**$62,672.73**
Total Current Assets	**$62,672.73**
TOTAL ASSETS	**$62,672.73**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
CB5, LLC Capital Contributions Note	100,000.00
Partner Contributions-Becanna Partners SL	25,000.00
West Creek Investments	25,000.00
Total Long-Term Liabilities	**$150,000.00**
Total Liabilities	**$150,000.00**
Equity	
CB5, LLC Capital Contributions	30,000.00
Opening Balance Equity	0.00
Owner's Equity	100.00
Retained Earnings	
Net Income	-117,427.27
Total Equity	**$ -87,327.27**
TOTAL LIABILITIES AND EQUITY	**$62,672.73**

Los Redondos, Inc

PROFIT AND LOSS

January - December 2019

	JAN 2019	FEB 2019	MAR 2019	APR 2019	MAY 2019	JUN 2019	JUL 2019	AUG 2019	SEP 2019	OCT 2019	NOV 2019	DEC 2019	TOTAL
Income													
App Subscriptions							29.40	0.89	564.33	924.66	398.32	692.86	$2,610.46
Total Income	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$29.40**	**$0.89**	**$564.33**	**$924.66**	**$398.32**	**$692.86**	**$2,610.46**
GROSS PROFIT	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$29.40**	**$0.89**	**$564.33**	**$924.66**	**$398.32**	**$692.86**	**$2,610.46**
Expenses													
Advertising & Marketing													$0.00
Advertising									119.95	3,272.61		429.80	$3,822.36
Conference & Trade Shows							450.00		177.28	140.59	540.84		$1,308.71
Marketing							304.07		351.00		2,479.00	124.00	$3,258.07
Total Advertising & Marketing							**754.07**		**648.23**	**3,413.20**	**3,019.84**	**553.80**	**$8,389.14**
Bank Charges & Fees					5.00	15.00		13.44	43.37	5.49	50.05	7.01	$139.36
Contractors						68.25				8,045.00	1,805.55	127.25	$10,046.05
Legal & Professional Services													$0.00
Accounting & Bookkeeping						4,750.00					306.25	300.00	$5,356.25
Consulting Services											40.00		$40.00
Lawyer Fees					456.10			578.00		598.00	2,978.25	1,000.00	$5,610.35
Total Legal & Professional Services					**456.10**	**4,750.00**		**578.00**		**598.00**	**3,324.50**	**1,300.00**	**$11,006.60**
Meals & Entertainment					1,146.70	3,040.08	2,414.83	850.34	239.71	13.38			$7,705.04
Entertainment					73.93	68.57	93.49	53.33					$289.32
Total Meals & Entertainment					**1,220.63**	**3,108.65**	**2,508.32**	**903.67**	**239.71**	**13.38**			**$7,994.36**
Office Supplies					3,028.46	2,383.07	2,624.94	15,208.93		383.76	0.00	13,133.46	$36,762.62
Executive Expenses								97.90	130.60				$228.50
Technology & Software					250.34	752.45	575.99	845.29	419.29	386.11	6,168.23	6,885.03	$16,282.73
Total Office Supplies					**3,278.80**	**3,135.52**	**3,298.83**	**16,184.82**	**419.29**	**769.87**	**6,168.23**	**20,018.49**	**$53,273.85**
Postage And Delivery										9.39			$9.39
Rent & Lease						5,500.00		13,000.00	590.00		2,991.18	546.63	$22,627.81
Taxes & Licenses					300.00								$300.00
Training & Development									12.99				$12.99
Travel													$0.00
Lodging							1,322.82		771.79		-465.00		$1,629.61
Transportation						19.72	219.11	99.02		103.29			$441.14
Travel - Airfare					1,185.53	650.79	526.07	82.54	1,010.43				$3,455.36
Travel Meals							62.40			60.78			$123.18
Total Travel					**1,185.53**	**670.51**	**2,130.40**	**181.56**	**1,782.22**	**164.07**	**-465.00**		**$5,649.29**
Utilities													$0.00
Telephone					84.29	81.20	81.20	60.90		198.00		43.32	$548.91
Total Utilities					**84.29**	**81.20**	**81.20**	**60.90**		**198.00**		**43.32**	**$548.91**
Total Expenses	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$6,530.35**	**$17,329.13**	**$8,772.82**	**$30,922.39**	**$3,735.81**	**$13,216.40**	**$16,894.35**	**$22,596.50**	**$119,997.75**
NET OPERATING INCOME	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$ -6,530.35**	**$ -17,329.13**	**$ -8,743.42**	**$ -30,921.50**	**$ -3,171.48**	**$ -12,291.74**	**$ -16,496.03**	**$ -21,903.64**	**$ -117,387.29**
Other Expenses													
Ask My Accountant								39.98					$39.98
Total Other Expenses	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$39.98**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$39.98**
NET OTHER INCOME	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$ -39.98**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$ -39.98**
NET INCOME	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$ -6,530.35**	**$ -17,329.13**	**$ -8,743.42**	**$ -30,961.48**	**$ -3,171.48**	**$ -12,291.74**	**$ -16,496.03**	**$ -21,903.64**	**$ -117,427.27**

Los Redondos Inc
Statement of changes in Members Equity
For the period of April 24th 2019 (Inception) through December 31st 2019

	Common stock				
	Number	$ Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders Equity
Beginning Balance at 4/24/2019	0	$ -	$ -	$ -	$ -
Owners Equity	1,000,000	$ 100.000	$ -		$ 100.000
Issuance of Stock	95,890	$ 9.589	29,990.41		30,000.00
Net Income				$ (117,427.27)	$ (117,427.27)
Balance as of December 31st 2019	1,095,890	$ 109.589	$ 29,990.41	$ (117,427.27)	$ (87,327.27)

Los Redondos, Inc

STATEMENT OF CASH FLOWS

January - December 2019

	JAN - DEC 2019	TOTAL
OPERATING ACTIVITIES		
Net Income	-117,427.27	$ -117,427.27
Adjustments to reconcile Net Income to Net Cash provided by operations:		$0.00
Net cash provided by operating activities	**$ -117,427.27**	**$ -117,427.27**
FINANCING ACTIVITIES		
CB5, LLC Capital Contributions Note	100,000.00	$100,000.00
Partner Contributions-Becanna Partners SL	25,000.00	$25,000.00
West Creek Investments	25,000.00	$25,000.00
CB5, LLC Capital Contributions	30,000.00	$30,000.00
Opening Balance Equity	0.00	$0.00
Owner's Equity	100.00	$100.00
Net cash provided by financing activities	**$180,100.00**	**$180,100.00**
NET CASH INCREASE FOR PERIOD	**$62,672.73**	**$62,672.73**

NOTE 1 - NATURE OF BUSINESS

Organization and Nature of Business

Los Redondos, Inc. (referred to as the "Company," "We," "Our," or "Us") is a C-corporation incorporated in the State of Delaware as of 04/24/2019.

Jane S.A. is a wholly owned subsidiary of the company (the "Subsidiary") managing operations out of our Headquarters in Buenos Aires, Argentina. Jane S.A. formed as a LLC with the Ministry of Justice and Human Rights on March 21, 2019.

The Company is the developer of a mobile phone application helping consumers learn to grow plants. The company aims to connect plant growers from all over the world. We currently generate revenue through app subscriptions on the Google Play and Apple App Store platforms. We have over 30,000 users and growing.

Going Concern

The Company will conduct an equity crowdfunding offering during the second quarter of 2020 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering, managements' other efforts to raise operating capital, its ability to increase sales, and/or its ability to generate positive operational cash flow. The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with costs of services provided by third parties, the need to obtain additional financing, limited operating history and changes to consumers' needs and tastes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect some reported amounts and disclosures, including reported assets, liabilities, expenses, and revenues. Actual results may vary from these estimates.

Revenue Recognition

The Company recognizes revenue when an app subscription is successfully completed via the Apple App Store or Google Play.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company does not maintain Accounts Receivable records as the operational sales process does not allow provision of the software service prior to receipt of customer payment in cases where a customer payment is applicable. Due to this operational standard of operations as of 31 December 2019, the Company determined no allowance for uncollectible accounts was necessary.

Inventory

There are no inventory items relevant to the Company operations.

Property and Equipment

The Company has not purchased any long-term assets at the time of this report.

Advertising and Marketing Costs

The Company's marketing and advertising costs are expensed as incurred, and recorded under the heading Advertising and Marketing in the Company's financial statements. The Subsidiary does not have marketing and advertising costs as of December 31, 2019.

Income Taxes

The Company is subject to tax and tax authority examination in the Federal jurisdiction of the United States for all periods since its inception. The Company is not currently under examination by any tax authority. The Company anticipates filing the initial United States Income Tax Return, Form 1120, with the Internal Revenue Service in April 2020 for the tax year ending December 31, 2019. The Company's 2019 federal tax filing will be subject to inspection by the Internal Revenue Service until 2023.

Additionally, the Subsidiary anticipates filing the initial Argentina Income Tax Return, Form 713 with the internal return tax in May 2020 for tax year ending December 31, 2019.

The Company recorded a net operating loss in 2019. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Note 3 – Commitments & Contingencies

On November 5th, 2019, the Subsidiary signed a 2-year rental lease agreement which began on November 5th, 2019 and ends on November 5th, 2021, with a monthly rent of 700 USD and liberty to cancel the lease without penalties after the first 3 months.

There are no additional building or equipment leases committed by the Company. The Company is not currently involved with or know of any pending or threatening litigation against the Company, it's officers, or the Subsidiary.

Note 4 – Stockholders Equity

We have authorized the issuance of 5,000,000 shares of common stock with a par value of one-hundredth of one cent each ($0.0001). As of December 31, 2019, the Company has issued 1,437,500 shares of our common stock.

Note 5 – Subsequent Events

The Company has considered subsequent events that occurred after December 31, 2019 through the issuance of the financial statements.

We determined that there have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT B

Company Summary



MicroVentures



Company: Grow With Jane

Market: Cannabis

Product: Journal and calendar for growing cannabis

Company Highlights

- Graduate of CanopyBoulder's Summer 2019 class
- $180,000 raised in 2019
- Daily average of 25,095 users on the platform in February 2020
- Introduced revenue-generating features in July 2019

EXECUTIVE SNAPSHOT

Grow With Jane is a mobile application created to help both novice and experienced cannabis growers cultivate their own plants. Since the app's 2017 launch, average daily users on the platform have increased to 25,095. Grow With Jane's solution to help at-home cultivators - and its early user traction - helped it gain acceptance into CanopyBoulder's Summer 2019 accelerator program. Since graduating from the CanopyBoulder program, the company has raised $150,000 in capital and is currently working on rolling out additional revenue-generating product features.



PERKS

Investors that purchase the first 25,000 Crowd Notes, and thereby fund the first $25,000, will receive Crowd Notes with a conversion provision based on a $2 million valuation cap instead of a $2.5 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $2 million valuation cap (instead of $2.5 million).



Opportunity

According to a 2019 poll by Pew Research, 67% of Americans believe the use of cannabis should be legalized, reflecting a steady increase over the past decade. State governments have taken notice, and the legalization of cannabis for both recreational and medicinal purposes has increased throughout the U.S. Over the past few decades, 33 states, and Washington DC, have legalized some form of cannabis use in the U.S.[i] Additionally, Uruguay was the first country to full-legalize cannabis in 2013, followed by Canada in 2018.[ii]

However, while cannabis is now legal to purchase in some states and countries, the cost to do so may prohibit some users from partaking, with prices at dispensaries typically ranging from $100 to $400 per ounce in the U.S.[iii] One alternative to purchasing cannabis at a dispensary is to grow it at home, which can reduce the cost per ounce to around $60. Growing at home offers greater convenience, constant access, and control over growing methods (e.g. avoiding the use of chemicals or pesticides).[iv] According to a poll by Garden Research, 19 million households in the U.S. stated they would grow cannabis at home if it were legal.[v] As of October 2019, 17 states (including California, Colorado, Michigan, and Nevada) plus the District of Columbia allow some form of legal at-home cultivation of cannabis.[vi]

Initially launched in 2017 and incorporated in 2019, Grow With Jane is a mobile application designed to help both novice and experienced cannabis growers cultivate their own plants. It provides users with a journal and calendar, allowing them to track their growing progress and follow a detailed schedule built by the app. The app reminds users when to perform tasks such as watering, adding bug repellant, and trimming. Additionally, the app provides users with a 'GrowLog' through which they can display all the information collected on the plants throughout the growth process including pictures, methods used, equipment, and how users fixed any problems. With the proceeds from this raise, the company plans to release several new paid subscription features for potential additional revenue streams, and brand placement capabilities.

Product

Grow With Jane is a mobile app designed for recreational cannabis growers of all skill levels. It guides users through every step of the process, from germination to flowering. Based on information provided by a user, the app keeps track of plants and reminds them when to perform actions such as water, add nutrients, add bug repellant, or trim. Additionally, the company is planning to introduce an online forum, where members can discuss their growing methods and progress.





1:20
22 WEEKS 6 DAYS
KES #10
Lives in Tent #1
KES
2ND WEEK - OCTOBER 2019
FLOWERING
14 15 16 17 18 19 20
Log Entry
Action
Photo
More
Quick Actions
Watering
Trim
Repelent
Nutrients
Things for today
Watering
Twice a week
Nutrients
Super Grower XL 0.2 L with 1 lt of

Through the app, users can add cannabis plants to their journal and calendar by selecting from hundreds of strains of cannabis in the Grow With Jane system. Users input where their plant is in the growth process, ranging from germination to flowering. Users may also input optional fields such as:

- Tree name
- Number of trees
- Medium type (e.g. soil, hydro, or coco)

Once the strain of cannabis has been added, users are prompted to input information about the environment in which the plant is growing. Environmental setup questions users can input into the system include:

- Indoor or outdoor
- Type of light used (wattage and color temperature)
- Exposure time
- Length, width, and height of plant

The collected data on cannabis strain and environmental conditions can be helpful to a new grower in identifying best practices and methods. Additionally, the information is used by the Grow With Jane system to generate a growth plan for plants. Users' calendars will be populated with actions to be taken for healthy growth of the plant, such as when to water a plant, add bug repellant, add nutrients, and trim a plant. Users can also design plans themselves and share them with other users.

Grow With Jane provides users with a report called GrowLog. GrowLog displays all the information collected for the plants including pictures taken by users throughout the process, a log of events, when things went wrong in the growth process, and how the user fixed any problems. Users can share their GrowLog with other users. GrowLogs can also be made public, allowing visitors to the site to learn how some users are growing their plants.



1:20
14 15 16 17 18 19 20
Things for today
Watering
KES #10, KES #2, Buddha #1
Nutrients
KES #2, Buddha #1
Repelent
Tent #1
ALL DONE
ACTION DONE
Watering
Every Tuesday and Wednesday
UNDO
EDIT
CONGRATULATIONS!
New Trees
You've just created 30 new trees!

All members on the Grow With Jane platform can access to the aforementioned features. However, the company has also begun introducing enhanced features for premium users. Currently, premium members gain access to features including:

- Advanced planning features
- Detailed graphs and statistics
- Prioritized customer support
- Access to private Discord server for premium growers
- Unlimited amount of plants and environments
- Unlimited high-quality photos



Grow With Jane is currently beta testing a social platform to connect cannabis home growers and create niche social networks based on data from home growers and other interested parties. Users will also be able to connect with brands and share their GrowLogs on the platform. This social space will be available in both the app and the website, and the company believes it will become an important aspect of their growth strategy.



https://www.growwithjane.com/explore-growlogs/
Cannabis Blog
Growlogs
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AK-420 #1
Violeta #10
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KES #10
Seed Brand
Kool Elephant Skunk
Soil + Compost
Perlite, bat guano, basic soil with homemade compost
Enviroment Size
2 mt x 1.5mt x 1.5 mt

Grow With Jane incorporates user security based on secure passwords as well as Google's Firestore and Firebase security systems to provide an up-to-date system of encryption for its users. Google's Cloud Firestore automatically encrypts all data before it is written to disk. The data is automatically and transparently decrypted when read by an authorized user.

With server-side encryption, Google manages the cryptographic keys on a client's behalf using the same hardened key management systems that Grow With Jane uses for its own encrypted data, including strict key access controls and auditing. Each object's data and metadata in Cloud Firestore is encrypted under the 256-bit Advanced Encryption Standard, and each encryption key is itself encrypted with a regularly rotated set of master keys. To protect user data as it travels over the Internet during read and write operations, Grow With Jane uses Transport Layer Security (HTTPS).

Use of Proceeds

Grow With Jane aims to raise a minimum of $25,000 and a maximum of $107,000 in this crowdfunding offering. The company plans to allocate 38% of the funds toward marketing, 33% toward software development, 24% toward operations, and 5% toward intermediary fees. The company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.





Marketing

Grow With Jane intends to allocate the majority of the proceeds from this raise towards marketing, as it is looking to increase product awareness. The company plans to do this by working with a marketing agency to fine tune its image for both growers and companies in the industry. The company would also like to translate its product, website, and other branding material into other languages. In the future, the Company plans to sponsor events, such as expositions and public events for cannabis home growers, in the hopes of driving more traffic to its app.

Software Development

The company would like to hire more developers, both full-time and part-time, as it is currently constrained with its designing, planning, and documentation (i.e. documenting features to be released) due to the limited number of people on the team. Additional features the company would like to add include social features like basic comments, likes, and brand integration. It would also like to add more advanced analytical features to provide more insight to growers.

Operations

Within operations, the company plans to use the funds on general working capital to support the increase in staff and adding additional office space for the team.

Product Roadmap

Over the next year, Grow With Jane plans on releasing the following features:



- Brand Connections – Q2 2020
- AI image recognition system - Plans to begin rolling out features in Q2 2020
- Enterprise business intelligence platform – Q3 2020

Automated and Contextual Growing Insights

Grow With Jane believes it has a privileged position in that growers report their growing activities to the app, from feeding and trimming to harvesting and cloning. This enables it to better understand and analyze the factors that come into play when taking care of a plant. The company thus has an opportunity to learn from and feed that information back to its users through tips and insights which could help a first-time grower start, or nudge a more experienced one in the right direction.

AI Image Recognition System

Grow With Jane is developing an AI image recognition system to diagnose sickness, identify plant gender, and send recommendations to users on the platform. The system aims to analyze an uploaded photo of a plant and assign a statistical probability to certain traits and overall health of the plant. Eventually, the company would like to offer B2B products from this development and sell access to its application programming interface (API).

Is the plant healthy or unhealthy?




What is the sex of the plant?






Brand Connections

Throughout the growth cycle, there are several products central to the plant's life. Those include seeds, fertilizers, soil mixes, lights, and tents. These products come with specific and sometimes complex instructions that growers might ignore or misunderstand once they have left the supply shop. Grow with Jane aims to connect the brands and producers with their users, allowing brands to provide specific recommendations on their products for their customers.

Enterprise Business Intelligence Platform

Once the company connects brands with its users, the next step will be to offer brands access to a web dashboard where they can understand how growers use their products and learn from growing trends. This platform aims to provide brands with important data, enabling them to make more informed decisions when it comes to marketing and product development.

Business Model

Currently, Grow With Jane operates with a freemium business model. Members can access basic features, such as journals and calendars, for free. However, premium features require a monthly subscription. Pricing for Grow With Jane is currently $7.49 per month or $34.99 for a year. As it moves toward a more robust product offering, it plans to roll out three different pricing plans including:

- Learning Bundle: $7.49 per month or $34.99 per year
    - Prioritized customer support
    - Text and video content
    - Expert mentors
- Planning Bundle: $7.49 per month or $34.99 per year
    - Advanced planning features
    - Exclusive grow recipes
- Expert Bundle: $7.49 per month or $34.99 per year
    - Detailed graphs and statistics
    - Growing certificates
- Full package: $17.99 per month or an annual price still to be determined
    - Includes all the features listed above


The three tiers of subscriptions (learning, planning, and expert) were built based on member backgrounds and preferences. Grow With Jane surveyed members and found 50% of their users to be novices (suited for the learning bundle), 35% to be intermediate (suited for the planning bundle), and 15% to be experts (suited for the analysis bundle). Pricing is subject to change as the company conducts more testing.

Eventually, the company would also like to offer advertising space to cannabis brands.

Grow With Jane also offers a variety of merchandise items for sale through its website. Items include clothing, bags, and hats. Pricing for these items range from $8.99 to $30.99.

USER TRACTION

Grow With Jane's app was initially launched in 2017, but the company was not incorporated until April 2019. Business functions did not begin until the incorporation of the company.

As of February 15, 2020, Grow With Jane was averaging 25,095 daily users in February on its Android platform. In January 2020, the company was averaging 23,980 daily users, up from 13,316 average daily users in January 2019. In June 2019, the company launched its app for iOS (Apple devices). Due to Apple privacy agreements, the company does not have access to the same level of information for its iOS users. However, since June, its iOS app has been downloaded 8,110 times.



Grow With Jane released its paid services in July 2019, receiving eleven paid users in the first month. Through February 2020, the company added 296 paying subscribers, adding an average of 32.8 users per month.





Additional user metrics include:

- Users have historically averaged 4 minutes per session in the app
- Historically, approximately 87% of users were returning users and 13% were new users
- More than 168,900 plants have been created on the Grow With Jane app
- More than 1 million pictures uploaded inside the app
- More than 160,000 plant logs have been registered
- Users are concentrated in the United States and Canada, followed by South Africa and Argentina
- Users are found on every continent
- The majority of users are between the ages of 18 and 34

HISTORICAL FINANCIALS

Revenue

Grow With Jane introduced revenue generating features in July 2019 and to date has generated minimal revenue. However, the company aims to increase revenue as it introduces new product features and converts existing users into premium members.

Expenses

In January 2020, Grow With Jane incurred $28,472 in total expenses. Expenses have been increasing month-over-month from September 2019 through January 2020 due to increased spending on marketing and advertising, and office supplies. From inception in April 2019, Grow With Jane incurred $120,038 in total expenses for the year. Expenses peaked in August 2019 due to a one-time rent payment of $13,000 and higher than normal monthly expenses for office supplies. The company does not foresee rent expense being a large component of total


expenses moving forward because it has moved operations to Argentina, where the cost of renting office space can be more affordable.



An expense breakout for the company in 2019 is as follows:

- Office Supplies: $53,274 (44.38%)
- Rent: $22,628 (18.85%)
- Contracting Expenses: $10,046 (8.37%)
- Meals and Entertainment: $7,994 (6.66%)

- Legal & Professional Services: $11,006 (9.17%)
- Travel: $5,649 (4.71%)
- Advertising and Marketing: $8,389 (6.99%)
- Other expenses: $1,051 (0.88%)





Net Income

In January, Grow With Jane incurred a net loss of $27,569. In 2019, Grow With Jane incurred a net loss of $117,427. The net loss has come largely due to the company still being in the early stages of releasing revenue-generating features. The company experienced its most significant monthly net loss in August 2019 due to a one-time rent payment of $13,000 and higher than normal monthly expenses for office supplies.



As of February, the company had approximately $28,473 in the bank. Since inception in April 2019, Grow With Jane has averaged a monthly burn rate of $16,111. Over the next few months Grow With Jane anticipates cutting expenses by around $6,000 per month until it completes this round of financing. With its current cash on hand and the planned proceeds from this raise, the company estimates it will have approximately five months of runway.

INDUSTRY AND MARKET ANALYSIS

According to Grand View Research, the cannabis cultivation industry is projected to reach $45.4 billion by 2026,[vii] up from $15.7 billion in 2018,[viii] representing a compound annual growth rate (CAGR) of 13.5%.[ix] Driving the growth, in part, will be the legalization of cannabis for medical and recreational purposes in North America and Europe. Uruguay was the first country fully legalize marijuana in 2013, followed by Canada in 2018.[x] Other countries where recreational cannabis use is currently under consideration include Mexico and New Zealand.[xi]

According to Garden Research, 33 million U.S. households – which represented 27% of the surveyed households – believe it should be legal to grow marijuana at home for personal use, and 19 million U.S. households – which represented 15% of the surveyed households – said they would do so if it were legal.[xii] However, cultivating cannabis at home does provide some challenges such as strong odors and attracting pests. But, like other forms of gardening, cultivating marijuana at home can be a relaxing and rewarding hobby. Several benefits to growing cannabis at home include:[xiii]

- Affordability – Prices in dispensaries range from $100 to $400 per ounce. Growers can reduce their cost per ounce to around $60.



- Constant access – Recreational and medical users can control their own access to the plant to ensure they have a steady supply.
- Convenience – Users aren't forced to go to dispensaries in order to get cannabis.
- Purity – Growers can manage their own plants to ensure they aren't moldy and avoid pesticides and chemicals.

Growing marijuana at home in the United States is illegal under U.S. federal law. However, according to the U.S. Sentencing Commission and the FBI, 99% of marijuana arrests are made under state law. As states across the country continue to liberalize cannabis laws, more and more people will have practical access to marijuana.[xiv] Furthermore, the Attorney General of the United States, William Barr, announced in January 2019 that he was not planning to target companies who comply with state laws in regard to cannabis, although he does maintain that he does not support wholesale legalization. Additionally, he called for the approval of more legal growers of marijuana for research.[xv]

A total of 33 states in the U.S. have legalized marijuana for medical use, [xvi] 11 of which currently allow adults to legally use the drug for recreational use.[xvii] A further rise in the number of states legalizing cannabis consumption (whether recreationally or medically) is possible due to more people becoming accepting of marijuana. In 2018, the marijuana industry employed 250,000 people. Additionally, the following states (and the District of Columbia) allow the public to cultivate their own marijuana plants at home under varying regulations:[xviii]

- Alaska
- Arizona – For medical purposes only
- California
- Colorado
- Hawaii – Only specific patients or caregivers are eligible
- Illinois – Only legal for people designated as cultivation center agents
- Maine
- Massachusetts
- Michigan
- Missouri – Only patients and caregivers are eligible
- Montana – Only for those who are a registered cardholder
- Nevada
- New Hampshire – Only patients and caregivers are eligible
- New Mexico – Only patients and caregivers are eligible
- Oregon
- Rhode Island – Only qualifying patients are eligible
- Vermont
- Washington – Only medical patients and designated entities are allowed to cultivate
- Washington D.C.





According to a poll by Pew Research, 67% of Americans believe the use of marijuana should be legalized, reflecting a steady increase over the past decade. However, there are wide generational differences on views of marijuana legalization. A majority of millennials (76%), Generation X (65%), and baby boomers (63%) believe marijuana use should be legal. However, the silent generation has remained largely against legalization, with only 35% approving.[xix]







In 2019, venture capital financings in cannabis companies surpassed $2.8 billion, a record high, and a 77.5% increase from 2018. Deal count in 2019 was also record-setting, with 391 venture financings. 2018 also saw significant growth in funding towards cannabis companies, with nearly $1.60 billion invested, a 199% year-over-year increase, across 270 total deals. Deal count surpassed 100 total deals for the first time in 2015, with 128 such venture financings, a 106% increase from 2014. Between 2009 and 2019, there has been $5.69 billion invested across 1,257 venture capital deals in cannabis companies. Over 77% of capital invested from 2009 to 2019 occurred in 2018 and 2019.[xx]



COMPETITORS

GrowBuddy: Initially released in 2014, GrowBuddy is a cannabis growth journal app that helps growers record plant lifecycles. Through the app, users can track their plants by adding journal updates. Users can upload plant strain, how many days the plant has been growing, the wattage of lighting being used, and other information to the GrowBuddy app. Additionally, users can upload pictures of their plants throughout the growth process. GrowBuddy aims to use the data provided to help provide insight to growers on how to better manage their plants. The company also provides a forum where users can ask questions to other users. GrowBuddy's marketplace enables cannabis cultivation brands to sell their products directly to users, as well as serving as a forum for reviews and product discussion for users. GrowBuddy generates revenue by taking a fee on products sold through its marketplace and from ads on its website. In the future, the company plans on releasing a premium subscription for users with advanced features.[xxi]

GrowDiaries: GrowDiaries is an online platform enabling cannabis growers to log and track their cannabis plant growth in an online diary. Users can input which strain of cannabis they are growing, the conditions in which the plant is growing, and what specific techniques they are using. The platform also enables users to compare their plant growth with other growers in the community and ask the online community questions. Users can either log their diary in "stealth mode" or make their diary public, so they can show off their plant growth to others. Each month, GrowDiaries gives out a prize to the top diary of the month. The winner gets gear and swag. GrowDiaries also allows brands to create diaries on the platform so growers can see how companies raise and manage their plants.[xxii]



GrowWeedEasy: Founded in 2010, GrowWeedEasy is an online cannabis cultivation resource which aims to teach beginners how to grow cannabis at home. The website provides visitors with a variety of tutorials, articles, and guides on how to grow, manage, and harvest their cannabis plants. Additionally, the website provides a forum where users can interact and ask questions about growing cannabis plants. Users can also submit photos and reviews of various strains of cannabis. The best pictures highlighting growing methods, plant problems, and plant budding are featured in the company's newsletter. Since inception, GrowWeedEasy has reached over 32 million readers on its website.[xxiii]

EXECUTIVE TEAM



Nicolas Botti, Co-Founder and CEO: Nicolas has led Grow With Jane since its earliest stages as an idea in 2015. As CEO, he is in charge of business partnerships and user analytics, where he learns from users on what the company needs to do to improve its software. Nicolas has worked for over seven years in the insurance and banking industry as an outside IT, infrastructure, and operations consultant. He holds an undergraduate degree in business from Universidad Argentina de la Empresa (UADE).



Gaston Lozano, Co-Founder and Chief Product Manager: Gaston has been with the company since its idea stage, initially serving as the CTO. However, his vision of the product made him ideal to take over the role of Chief Product Manager. Gaston has experience as a full-stack software developer, with a specialty in e-commerce. He has led teams and projects both in Argentina and internationally. Gaston studied systems engineering at the Universidad Tecnologica Nacional in Argentina.



Daniel Kim, Co-Founder and Chief Marketing Officer: Daniel has been with the company since its idea stage and is in charge of both design and marketing. His day-to-day role involves understanding the products' needs and make it easy to use, visually pleasing, and ensuring that it maintains a cohesive look throughout all of Grow With Jane's content. Daniel is also in charge of designing all the A/B testing and experiments. He has previous experience as a movie director, user experience specialist, and designer. Daniel attended Escuela Nacional de Experimentación y Realización Cinematográfica (ENERC) in Argentina.



Roque Terrani, Co-Founder and Chief Technology Officer: Roque joined the team in its idea stage and was involved in forming the first concepts. Soon after, he became CTO to ensure the company could deliver a solution that realized the founders' vision. Roque has previous experience as a full-stack software developer with a specialty in e-commerce. He has several Magento certifications.


This raise follows Grow With Jane's $150,000 Convertible Note round with the same valuation cap ($2.5 million) and discount (20%).

Since inception, Grow With Jane has raised $180,000. The $180,000 consists of the previously described $150,000 and $30,000 in common stock. The $30,000 worth of common stock (i.e. 8% of the company) was issued to participate in CanopyBoulder's 16-week accelerator program.

Round	Date	Security	Amount	Price Per Share	Interest Rate	Discount	Valuation Cap
Bridge Round	2019	Convertible Note	$150,000	N/A	8%	10%	$2.5M
Accelerator	April 2019	Common Shares	$30,000	$0.31	N/A	N/A	N/A

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Discount Rate: 20%
Valuation Cap: $2.5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $2.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

TheBubble: Grow your Own Weed with the App 'Jane'

RISKS

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

Company Risk



The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.pewresearch.org/fact-tank/2019/11/14/americans-support-marijuana-legalization/

[ii] https://www.grandviewresearch.com/industry-analysis/cannabis-cultivation-market

[iii] https://potguide.com/blog/article/the-benefits-of-growing-cannabis-at-home/

[iv] https://potguide.com/blog/article/the-benefits-of-growing-cannabis-at-home/

[v] https://gardenresearch.com/

[vi] https://www.marijuanabreak.com/state-by-state-guide-to-growing-marijuana



[vii] https://www.prnewswire.com/news-releases/cannabis-cultivation-market-size-worth-45-4-billion-by-2026-grand-view-research-inc-300910136.html

[viii] https://www.grandviewresearch.com/industry-analysis/cannabis-cultivation-market

[ix] https://www.prnewswire.com/news-releases/cannabis-cultivation-market-size-worth-45-4-billion-by-2026-grand-view-research-inc-300910136.html

[x] https://www.grandviewresearch.com/industry-analysis/cannabis-cultivation-market

[xi] https://www.vice.com/en_us/article/gy4pa7/these-are-the-countries-most-likely-to-legalize-weed-next

[xii] https://gardenresearch.com/

[xiii] https://potguide.com/blog/article/the-benefits-of-growing-cannabis-at-home/

[xiv] http://webserver.rilin.state.ri.us/Statutes/TITLE21/21-28.6/21-28.6-2.HTM

[xv] https://www.forbes.com/sites/tomangell/2019/01/28/trump-attorney-general-pick-puts-marijuana-enforcement-pledge-in-writing/#1977daae5435

[xvi] https://www.investopedia.com/articles/investing/111015/future-marijuana-industry-america.asp

[xvii] https://www.cbsnews.com/news/where-is-marijuana-legal-in-2020-illinois-joins-10-other-states-legalizing-recreational-pot-2020-01-01/

[xviii] https://www.marijuanabreak.com/state-by-state-guide-to-growing-marijuana

[xix] https://www.pewresearch.org/fact-tank/2019/11/14/americans-support-marijuana-legalization/

[xx] PitchBook Data, Inc.; Downloaded on March 28, 2019

[xxi] https://www.growbuddy.com/support/

[xxii] https://growdiaries.com/

[xxiii] https://www.growweedeasy.com/about

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Grow With Jane
1826 19th Street
Boulder, CO 80302
United States

Ladies and Gentlemen:

The undersigned understands that Los Redondos, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated May 7th, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on June 29, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1826 19th Street Boulder, Colorado 80302 United States Attention: Nicolas Botti Salici
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Los Redondos, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Los Redondos, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Los Redondos, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2 million or $2.5 million (See the Conversion Price Below)

The "**Discount**" is 20%.

The "**Offering End Date**" is June 29th, 2020.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    i. Investors that purchase the first Twenty-Five Thousand (25,000) Crowd Notes and thereby fund the first Twenty-Five Thousand Dollars ($25,000) will receive Crowd Notes with a conversion provision based on a $2 million valuation cap instead of a $2.5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of a (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $2 million valuation cap [instead of $2.5 million].

ii. The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i.   **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j.   **"Outstanding Principal"** shall mean the total of the Purchase Price

k.   "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l.   "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m.   "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1.   **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a.   If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b.   If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2.   **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a.   The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3.   **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i.   Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or

      ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the

securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

   4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

   5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

   6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

   7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

   8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

   9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for

funds to be released from escrow.

  10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

  1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

  2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

  3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

  4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to

the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



grow with Jane

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.



19 Million Households in the U.S. would grow Cannabis at home if it were legal. ͥ

ͥ https://gardenresearch.com



Why growing?

grow with **Jane**



grow with Jane

Gardening is a healthy, fun, and relaxing activity.







grow with Jane

#	City	Price per Gram, US$	Taxes of cigarettes, % of the most sold brand	Total possible tax collection, if taxed at cigarette level, mil US$	Total possible tax collection, if taxed at average US marijuana taxes, mil US$	Total consumption in metric tons	Number of headshops	Number of growshops
1	Washington D.C.	$ 18.08	42.54%	$ 47.51	$ 20.96	6.18	20	8
2	Boston	$ 11.01	42.54%	$ 28.59	$ 12.61	6.1	49	4
3	Phoenix	$ 9.35	42.54%	$ 58.26	$ 25.71	14.65	72	9
4	San Francisco	$ 9.27	42.54%	$ 30.94	$ 13.65	7.85	61	3
5	Los Angeles	$ 8.14	42.54%	$ 124.88	$ 55.10	36.06	156	46
6	Denver	$ 7.79	42.54%	$ 20.53	$ 9.06	6.2	61	21
7	Seattle	$ 7.58	42.54%	$ 20.59	$ 9.08	6.39	46	10

Home growing can be a cheaper option than purchasing from a dispensary, with home growers able to reduce their price to ~$2.12 per gram.[i]

http://weedindex.io/

[i] https://potguide.com/blog/article/the-benefits-of-growing-cannabis-at-home/

grow with

Jane

Growers can
manage their own
plants to avoid the
use of pesticides
and chemicals.[i]



DO NOT ENTER
PESTICIDE APPLIED

[i] https://potguide.com/blog/article/the-benefits-of-growing-cannabis-at-home/



As home growers
ourselves, we know
there are numerous
problems that can
make this **3 to 5-month**
process go wrong.[i]

[i] https://www.growweedeasy.com/how-long-does-it-take-to-grow-weed

grow with Jane



grow with Jane


12:30
22 WEEKS 6 DAYS
KES #10
Lives in Envirnonment name
Seed Name
2ND WEEK - FEBRUARY 2017
FLOWERING
Sun Mon Tue Wed Thu Fry Sat
14 15 16 17 18 19 20
Log Entry
Action
Photo
More
Quick Actions
Watering
Trim
Repelent
Nutrients

The **solution** for home growers

grow with Jane



Profile
5
Followers
243
Following
Mary Blonde
#blueWidow #hash
Follow
Juana
María
Plantita
Balcón
Plans
Jane Basic
Repelent Plan
Boost
Matt Blanket
3 days ago
nice plants!!!! #indoor

A **community** to connect growers and brands and share their **Growlogs**



We're Growing
+25,000 Daily Active Users
Daily Average Users by Month (Android)
(Company Formally Launched in April 2019)

grow with Jane

Additional Metrics Include:

- Users have historically averaged 4 minutes per session in the app
- Historically, approximately 87% of users were returning users and 13% were new users
- More than168,900 plants have been created on the Grow With Jane app
- More than 1 million pictures uploaded inside the app
- More than 160,000 plant logs have been registered
- Users are concentrated in the United States and Canada, followed by South Africa and Argentina
- Users are found on every continent
- Majority of users are between the ages of 18 and 34



grow with **Jane**

We polled users on their **background** and **preferences.**

User base segmentation

50%
Novice

- Prioritized attention
- Text and video content
- Expert mentors

Learning bundle

35%
Intermediate

- Advanced planning features
- Exclusive grow recipes

Planning bundle

15%
Expert

- Detailed graphs and statistics
- Growing certificates

Analysis bundle



grow with Jane

A planned business model tailored for our user base

Tracking
App &
Community

FREE

Learning bundle
$7.49/mo

Planning bundle
$7.49/mo

Expert bundle
$7.49/mo

Full package $17.99/mo



grow with jane

In-house product development



Nicolas Botti
CEO



Gaston Lozano
CPM



Daniel Kim
CMO



Roque Terrani
CTO

Partners



canopy
boulder

Team background



VFX BOAT



Magento®
An Adobe Company



Use of Funds

Use of Proceeds

- 5.00%
- 24.00%
- 33.00%
- 38.00%

■ Marketing ■ Software Development
■ Operations ■ Intermediary Fees

- **Marketing**
  - Grow With Jane intends to allocate the majority of the proceeds from this raise towards marketing, as it is looking to increase product awareness. The company plans to do this by sponsoring events, such as expositions and public events for cannabis home growers, in the hopes of driving more traffic to its app. The company would also like to translate its product, website, and other branding material into other languages.

- **Software Development**
  - The company would like to hire more developers, both full-time and part-time, as it is currently constrained with its designing, planning, and documentation (i.e. documenting features to be released) due to the limited number of people on the team. Additional features the company would like to add include social features like basic comments, likes, and brand integration.

- **Operations**
  - Within operations, the company plans to use the funds on general working capital to support the increase in staff and adding additional office space for the team.

grow with
Jane

Product Roadmap

Over the next year, Grow With Jane plans on releasing the following features:

- Brand Connections – Q2 2020
- AI image recognition system - Plans to begin rolling out features in Q2 2020
- Enterprise business intelligence platform – Q3 2020

Risk Disclosures

<u>Investment Risk</u>

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



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